NewsRelease TC Energy provides conversion right and dividend rate notice for Series 3 and 4 preferred shares CALGARY, Alberta – June 2, 2025 – News Release – TC Energy Corporation (TSX:TRP) (NYSE:TRP) (TC Energy) today announced that it does not intend to exercise its right to redeem its Cumulative Redeemable First Preferred Shares, Series 3 (Series 3 Shares) and Cumulative Redeemable First Preferred Shares, Series 4 (Series 4 Shares) on June 30, 2025. As a result, subject to certain conditions: (a) the holders of Series 3 Shares have the right to choose one of the following options with regard to their shares: 1. to retain any or all of their Series 3 Shares and continue to receive a fixed rate quarterly dividend; or 2. to convert, on a one-for-one basis, any or all of their Series 3 Shares into Series 4 Shares and receive a floating rate quarterly dividend, and (b) the holders of Series 4 Shares have the right to choose one of the following options with regard to their shares: 1. to retain any or all of their Series 4 Shares and continue to receive a floating rate quarterly dividend; or 2. to convert, on a one-for-one basis, any or all of their Series 4 Shares into Series 3 Shares and receive a fixed rate quarterly dividend. Should a holder of Series 3 Shares choose to retain their shares, such shareholders will receive the new annual fixed dividend rate applicable to Series 3 Shares of 4.102 per cent for the five-year period commencing June 30, 2025 to, but excluding, July 2, 2030. Should a holder of Series 3 Shares choose to convert their shares to Series 4 Shares, holders of Series 4 Shares will receive the floating quarterly dividend rate applicable to the Series 4 Shares of 3.924 per cent for the three-month period commencing June 30, 2025 to, but excluding, Sept. 29, 2025. The floating dividend rate will be reset every quarter. Should a holder of Series 4 Shares choose to retain their shares, such shareholders will receive the floating quarterly dividend rate applicable to Series 4 Shares of 3.924 per cent for the three-month period commencing June 30, 2025 to, but excluding, Sept. 29, 2025. The floating dividend rate will be reset every quarter. Should a holder of Series 4 Shares choose to convert their shares to Series 3 Shares, holders of Series 3 Shares will receive the new fixed quarterly dividend rate applicable to the Series 3 Shares of 4.102 per cent for the five-year period commencing June 30, 2025 to, but excluding, July 2, 2030. Beneficial owners of Series 3 Shares and Series 4 Shares who want to exercise their right of conversion should communicate as soon as possible with their broker or other nominee and ensure that they follow their instructions in order to meet the deadline to exercise such right, which is 5 p.m. (EST) on June 16, 2025. Any notices received after this deadline will not be valid. As such, it is recommended that this be done well in advance of the deadline in order to provide the broker or other nominee with time to complete the necessary steps. EXHIBIT 99.1

Beneficial owners of Series 3 or Series 4 Shares who do not provide notice or communicate with their broker or other nominee by the deadline will retain their respective Series 3 Shares or Series 4 Shares, as applicable, and receive the new dividend rate applicable to such shares, subject to the conditions stated below. The foregoing conversions are subject to the conditions that: (i) if TC Energy determines that there would be less than one million Series 3 Shares outstanding after June 30, 2025, then all remaining Series 3 Shares will automatically be converted into Series 4 Shares on a one-for-one basis on June 30, 2025, and (ii) if TC Energy determines that there would be less than one million Series 4 Shares outstanding after June 30, 2025, then all of the remaining outstanding Series 4 Shares will automatically be converted into Series 3 Shares on a one-for-one basis on June 30, 2025. In either case, TC Energy will issue a news release to that effect no later than June 23, 2025. Holders of Series 3 Shares and Series 4 Shares will have the opportunity to convert their shares again on July 2, 2030 (adjusted from June 30, 2030 to account for applicable business days) and on June 30 in every fifth year thereafter as long as the shares remain outstanding. For more information on the terms of, and risks associated with an investment in the Series 3 Shares and the Series 4 Shares, please see the prospectus supplement dated March 4, 2010 which is available on sedarplus.ca or on our website. About TC Energy We’re a team of 6,500+ energy problem solvers connecting the world to the energy it needs. Our extensive network of natural gas infrastructure assets is one-of-a-kind. We seamlessly move, generate and store energy and deliver it to where it is needed most, to homes and businesses in North America and across the globe through LNG exports. Our natural gas assets are complemented by our strategic ownership and low- risk investments in power generation. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. FORWARD-LOOKING INFORMATION This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future- oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. -30- Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859

Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522